Exhibit 99.1
Email Communication To Employees
I am very pleased to announce an historic acquisition for L.B. Foster. This morning we announced that we have signed an Agreement and Plan of Merger with Portec Rail Products, Inc. Like us, Portec is a Pittsburgh based company that has been in operation for over 100 years.
As you are aware, one of our Rail Group Strategic Initiatives is to become a premier provider of products and services below the wheel for the Class I, transit, shortline and regional railroad and contractors in North America, as well as to governmental agencies and rail contractors globally. This exciting acquisition will allow us to accomplish the following three initiatives:
First, it will broaden our product and service offerings. Portec is a global leader in Friction Management and Wayside Detection.
Second, this acquisition will expand our global reach. Currently, Portec has a strong presence in Canada, the UK and Australia, and has an ever increasing presence in Asia.
Finally, acquiring Portec will allow us to augment our human capital. It is crucial in this competitive environment that we continue to bring the best and brightest into our organization. Further, we believe that this acquisition will provide a multitude of growth opportunities for many L.B. Foster employees.
As we move ahead with this acquisition, I will provide regular communication updates until the transaction closes.
If you have any questions or if you receive questions from any outside party, such as customers, suppliers etc., please refer them to David Sauder, Vice President, Global Business Development, 412-928-3549, or dsauder@lbfosterco.com. All Investor Relations questions should continue to be forwarded to David Russo, Chief Financial Officer, at 412-928-3417, or investors@LBFosterCo.com.
Forward-Looking Statements
This press release contains “forward-looking statements”. Such statements include, but are not limited to, statements about the anticipated timing of the closing of the transaction involving L. B. Foster and Portec and the expected benefits of the transaction, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from L. B. Foster’s and Portec’s expectations.
Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act; the tender of sixty-five percent of the outstanding shares of common stock of Portec Rail Products, Inc., calculated on a fully diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; and domestic and foreign governmental laws and regulations. L. B. Foster can give no assurance that any of the transactions related to the tender offer will be completed or that the conditions to the tender offer and the merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in Portec’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as other Portec SEC filings and in L. B. Foster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as well as other L. B. Foster SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.portecrail.com and www.lbfoster.com. Many of the factors that will determine the outcome of the subject matter of this communication are beyond L. B. Foster’s or Portec’s ability to control or predict. Neither L. B. Foster nor Portec undertakes to update any forward-looking statements as a result of new information or future events or developments.
Important Additional Information
The tender offer (the “Offer”) described in this communication for all of the outstanding shares of common stock of Portec has not yet commenced. At the time of commencement of the Offer, L. B. Foster and its wholly-owned subsidiary will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This press release is for informational purposes only and does not constitute an offer to purchase shares of common stock of Portec, nor is it a substitute for the Tender Offer Documents. Portec shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by Portec with the SEC, and other relevant materials when they become available, because they will contain important information that should be read carefully before any decision is made with respect to the offer.
Portec shareholders can obtain copies of these materials (and all other related documents filed with the SEC), when available, at no charge on the SEC’s website at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Tender Offer Documents by mailing a request to: Jeff Kondis, Manager, Corporate Marketing, L. B. Foster Company, 415 Holiday Drive, Pittsburgh, PA 15220, or by email to: jkondis@lbfosterco.com, and free copies of the Solicitation/Recommendation Statement by mailing a request to: John N. Pesarsick, Chief Financial Officer, Portec Rail Products, Inc., 900 Old Freeport Road, Pittsburgh, PA 15238, or by email to: jpesarsick@portecrail.com. Investors and Portec shareholders may also read and copy any reports, statements and other information filed by L. B. Foster or Portec with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.